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                              April 19, 2021

       David Kaplan
       Chief Executive Officer
       Gin & Luck Inc.
       3756 W. Avenue 40, Suite K #278
       Los Angeles, CA 90065

                                                        Re: Gin & Luck Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed April 1, 2021
                                                            File No. 024-11463

       Dear Mr. Kaplan:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 19, 2021 letter.

       Amendment No. 1 to Form 1-A filed April 1, 2021

       Risk Factors
       "If the company cannot raise sufficient funds . . .", page 6

   1. We note your revised disclosure in response to our prior comment 6 and your disclosure that "We have applied
for and received approval for additional emergency loans from the government," and we
reissue our comment in part. We also note the statement in your test-the-waters
materials that you are currently approved for at least two PPP loans. Please disclose the number and
amount of these "additional" loans and when you expect to
                                                        receive funds from
these loans. Make conforming changes where you discuss your
                                                        liquidity in
Management's Discussion and Analysis of Financial Conditions and Results of
                                                        Operations.
Alternatively, if you do not expect to receive any additional funds from the
 David Kaplan
Gin & Luck Inc.
April 19, 2021
Page 2
         government, please revise your disclosure to clarify.
Preferred Stock
Information Rights, page 37

2. We note your revised disclosure and revisions to the Investors Rights Agreement in response to our prior comment 10 that all "Investors" will be entitled to the information rights described in this section. As defined in the Investors' Rights Agreement, "Investors"
         only refers to those who are party to the agreement. Accordingly, it appears there will still be periods of time when the Investors who are party to the Investors' Rights
         Agreement will be in possession of material non-public information and will therefore be unable to transfer their securities to potential investors who are not party to the agreement.
         Therefore, in an appropriate place in your filing, please include a discussion of potential restrictions on transfer and liquidity issues related to this disparity in access to information among investors.
Financial Statements, page F-1

3. Please update your financial statements to comply with Form 1-A, Part F/S, paragraphs
         (b)(3)(A) and (b)(4).
Consolidated Statements of Operations, page F-3

4. The basic and diluted net loss per share measures presented on your statements of operations on pages F-3 and F-22 do not appear to be consistent with the amounts disclosed in the earnings per share footnotes to your interim and audited financial statements on pages F-15 and F-34. Please revise to reconcile the difference.
General

5. The testing-the-waters materials you have filed as Exhibit 13 and your related SeedInvest
FirstName LastNameDavid Kaplan
       website for this offering discuss several perks that are available to investors that reserve
Comapany   NameGin
       shares         & Luck
              for purchase      Inc.of qualification of your offering
statement. Please revise your
                            ahead
       offering
April 19,       statement
          2021 Page  2     to include a discussion of such perks.
FirstName LastName
 David Kaplan
FirstName
Gin & LuckLastNameDavid  Kaplan
             Inc.
Comapany
April       NameGin & Luck Inc.
       19, 2021
April 319, 2021 Page 3
Page
FirstName LastName
       You may contact Suying Li at 202-551-3335 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Jamie Ostrow, Esq.